
July 22, 2015

Via E-mail
John D. Sheehan
Executive Vice President and Chief Financial Officer
Mylan N.V. c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

>   **Re: Mylan N.V.**
>   **Amendment No. 2 to the Registration Statement on Form S-4**
>   **Filed July 16, 2015**
>   **File No. 333-203873**
>
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 16, 2015**
>   **File No. 333-199861**

Dear Mr. Sheehan:

We have reviewed the above filings and related disclosure and have the following additional comments. Where applicable, please provide the disclosure requested below in both the proxy statement and the registration statement.

1.   We note your response to prior comments 7 and 8. Please provide risk factor disclosure in both the proxy statement and registration statement with respect to challenges Mylan may face in obtaining majority lender consent under the bridge credit agreement should Mylan wish to lower the acceptance condition to below 80%. For example, disclose the risk, if any, that the majority lender may require a renegotiation of the financing arrangements to contain terms less favorable to Mylan.

2.   Refer to the article in the Wall Street Journal dated July 6, 2015 regarding Mylan's vice chairman Rodney Piatt ("Director at Generic-Drug Giant Mylan Had Undisclosed Ties to Land Deal") and the two land transactions conducted in March 2012 and December 2014 and May 2015. With a view towards disclosure, please advise why Mylan believes that neither of these transactions implicates the requirements of Item 404 and 407 of Regulation S-K. Refer to Item 19(a)(7) of Form S-4 and Nasdaq Listing Rules 5605(a)(2)(B) and (D) and IM-5605.

Please contact Alla Berenshteyn at (202) 551-4325, Daniel Greenspan at (202) 551-3623, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Thomas E. Dunn, Esq.
        Cravath, Swaine & Moore LLP